ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Ross Miller Secretary of State State of Nevada	20090759305-50 Filing Date and Time 10/27/2009 11:45 AM Entity Number E0786022006-1

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Natural Nutrition, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 1 is hereby amended to read as follows:

1. Name of Corporation: AppTech Corp

Article 3 is hereby amended to read as follows:

3. Shares. This Corporation is authorized to issue two classes of stock with a total of Five Hundred Million Five Hundred Thousand (500,500,000) shares, Five Hundred Million (500,000,000) of which are [continued on attachment page]

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 99%

4. Effective date of filing: (optional) 11/16/09

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

shares of common stock, $0.001 par value per share and Five Hundred Thousand (500,000) of which are shares of preferred stock $0.001 par value per share, with 100,000 shares of preferred stock having been previously designated as Series A and 100,000 shares of preferred stock having previously been designated as Series B. The Board of Directors may designate one or more other series of such Preferred Shares and shall establish the rights, restrictions, preferences and privileges for such Preferred Shares from time-to-time by duly authorized resolution.

There shall be a 1 – for – 20 reverse split of the issued and outstanding shares of Common Stock, such that each twenty (20) shares of Common Stock, $0.001 par value, issued and outstanding immediately prior to the effective date (the "Old Common Stock") shall be recombined, reclassified and changed into one (1) share of the corporation's Common Stock, $0.001 par value (the "New Common Stock"), with any fractional interest rounded up to the nearest whole share.